

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Stephen J. Squeri
Chief Executive Officer
American Express Company
200 Vesey Street
New York, New York 10285

   Re: American Express Company
     Definitive Proxy Statement on Schedule 14A
     Filed March 18, 2022
     File No. 001-07657

Dear Stephen J. Squeri:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Disclosure Review Program